                                   EXHIBIT (a) (6)

                 NOTICE TO HOLDERS OF LIMITED PARTNERSHIP UNITS OF
                      COURTYARD BY MARROTT LIMITED PARTNERSHIP


                               IMPORTANT ANNOUNCEMENT

The Offer by Palm Investors, LLC (the "Purchaser") to purchase Units of Courtyard by Marriott Limited Partnership (the "Partnership") has been extended and is now scheduled to expire at 12:00 midnight, Eastern Time on August 14, 1998. To date, approximately 5.66 (".49%") Units have been tendered to Purchaser and not withdrawn. Purchaser will acquire up to an additional 108 Units (up to 10% of the issued and outstanding Units of the Partnership). All of the terms and conditions of the Offer remain in full force and effect.

For futher information, please contact the Purchaser at 1650 Hotel Circle North, Suite 200, San Diego, CA 92108.